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                                                                    EXHIBIT 12.1


                  AT&T WIRELESS SERVICES, INC. AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                              (DOLLARS IN MILLIONS)


                                                                Nine
                                                               Months
                                                                Ended                        Year Ended December 31,
                                                             September 30,  -------------------------------------------------------
                                                                 2001        2000        1999         1998        1997        1996
                                                             -------------  -------     -------     -------     -------     -------
Pre-tax income (loss) from continuing
  operations before minority interest
  adjustment and equity investee income (loss)                  $   299     $   383     $  (697)    $   152     $     7     $   393

Add: Fixed charges:
  Interest expensed and capitalized                                 391         208         224         195         178         163
  Portions of rental expense representing interest                  111          90          68          60          50          34
  Pre-tax dividends on preferred stock held by AT&T                 124         210          91          91          91          91
                                                                -------     -------     -------     -------     -------     -------

Total Fixed charges and preferred stock dividends(B)                626         508         383         346         319         288

Add: Distributed income of equity investees                         430         198         232         233         221         167
Less: Capitalized interest                                         (104)       (123)        (88)        (75)       (178)       (163)
                                                                -------     -------     -------     -------     -------     -------

Pre-tax income from continuing operations before
  minority interest adjustment, undistributed equity
  investee income (loss), and fixed charges and
  preferred stock dividends (A)                                 $ 1,251     $   966     $  (170)    $   656     $   369     $   685
                                                                -------     -------     -------     -------     -------     -------

Ratio of Earnings to Fixed Charges* (A)/(B)                         2.0         1.9        (0.4)        1.9         1.2         2.4
                                                                -------     -------     -------     -------     -------     -------
                                                                                             **
                                                                -------     -------     -------     -------     -------     -------

* AT&T Wireless Services' ratio of earnings to combined fixed charges and preferred stock dividends is the same as its ratio of earnings to fixed charges for all periods presented. Therefore, the calculation of the ratio of earnings to combined fixed charges and preferred stock dividends is not separately presented.

** Due primarily to the asset impairment and restructuring charges recorded in 1999, earnings were not sufficient to cover fixed charges and preferred stock dividends for the year ended December 31, 1999. Additional earnings of $553 would be required to obtain a ratio of earnings to combined fixed charges of 1:1 for the year ended December 31, 1999.